Exhibit 99.2

CALEDONIA MINING CORPORATION	NOVEMBER 12, 2015
Management's Discussion and Analysis
This management's discussion and analysis ("MD&A") of the consolidated operating results and financial position of Caledonia Mining Corporation ("Caledonia" or the "Company") is for the fiscal quarter ended September 30, 2015 ("Q3 2015" or the "Quarter") and the period ended November 10, 2015.  It should be read in conjunction with the Unaudited Condensed Consolidated Interim Financial Statements of Caledonia for the nine months ended September 30, 2015 ("the Unaudited Condensed Consolidated Interim Financial Statements") which are available from the System for Electronic Data Analysis and Retrieval at www.sedar.com or from Caledonia's website at www.caledoniamining.com.  The Unaudited Condensed Consolidated Interim Financial Statements and related notes have been prepared in accordance with International Accounting Standard 34 ("IAS 34") Interim Financial Reporting.  In this MD&A, the terms "Caledonia", the "Company", "we", "our" and "us" refer to the consolidated operations of Caledonia Mining Corporation and our subsidiaries unless otherwise specifically noted or the context requires otherwise.
Note that all currency references in this document are to Canadian Dollars, unless otherwise stated.

TABLE OF CONTENTS
1.	Overview	3
2.	Highlights	3
3.	Summary Financial Results	5
4.	Operations at the Blanket Gold Mine, Zimbabwe	9
4.1.	Safety, Health and Environment ("SHE")	9
4.2.	Social Investment and Contribution to the Zimbabwean Economy	9
4.3.	Gold Production	10
4.4.	Costs	11
4.5.	Underground	12
4.6.	Metallurgical Plant	12
4.7.	Capital Projects	12
4.8.	Indigenisation	13
4.9.	Opportunities and Outlook	14
5.	Exploration and Project Development	15
6.	Investing	16
7.	Financing	16
8.	Liquidity and Capital Resources	16
9.	Off-Balance Sheet Arrangements, Contractual Commitments and Contingencies	17
10.	Non-IFRS Measures	18
11.	Related Party Transactions	21
12.	Critical Accounting Policies	21
13.	Financial Instruments	23
14.	Dividend Policy and Other Shareholder Information	23
15.	Securities Outstanding	24
16.	Risk Analysis	24
17.	Forward-Looking Statements	26
18.	Controls	27
19.	Qualified Person	27

1.	OVERVIEW
Caledonia is an exploration, development and mining corporation focused on Southern Africa.  Following the implementation of indigenisation at the Blanket Gold Mine ("Blanket" or the "Blanket Mine") in September 2012, Caledonia's primary asset is a 49% legal ownership in Blanket, an operating gold mine in Zimbabwe.  Caledonia continues to consolidate Blanket, as explained in Note 5 to the Unaudited Condensed Consolidated Interim Financial Statements, accordingly operational and financial information of the Blanket Mine is consolidated in the Group results.  Caledonia's shares are listed in Canada on the Toronto Stock Exchange (symbol - "CAL"), on London's AIM (symbol - "CMCL") and are also traded on the American OTCQX (symbol - "CALVF").

2.	HIGHLIGHTS
	3 months to September 30		9 months to September 30
	2014	2015	2014	2015	Comment
Gold produced (oz)	9,890	10,927	31,354	31,288	Higher gold production in the Quarter due to increased tonnes milled, offset by lower grades and metallurgical recovery
On Mine cash cost (US$/oz)[1]	669	668	636	689	On mine cash costs remain stable
All-in sustaining cost ("AISC") (US$/oz)[1]	952	1,011	908	993	Increased AISC due to higher sustaining capital investment
Gold Sales (oz)	9,890	10,927	33,323	32,102	Sales for the nine months to September 30, 2015 includes work in progress brought forward from 2014; there is no work in progress included in the Quarter
Average realised gold price (US$/oz)[1]	1,252	1,106	1,262	1,159	Lower realised gold price is after realisation costs and reflects the lower prevailing gold price
Gross profit ($'m)[2]	4,3	3,7	16,0	12,3	Lower gross profit reflects the higher Canadian dollar gold price offset by higher Canadian dollar costs
Net profit attributable to shareholders ($'m)	1,1	1,7	5,4	3,6	Higher attributable profit in the Quarter due to foreign exchange gain and lower taxation
Adjusted basic earnings per share[3] (cents)	2.0	5.0	10.5	10.2	Higher adjusted eps in the Quarter is after deduction of deferred tax, foreign exchange gain and non-recurring costs associated with South African tax remediation
Cash and cash equivalents ($'m)	26.9	19.6	26.9	19.6	Cash position remains robust, but is reduced due to the higher capital investment and lower cash generation.
Cash from operating activities ($'m)	3.6	0.9	11.5	6.8	Lower cash generation due to higher Canadian-dollar operating costs and investment in working capital
	3 months to September 30		9 months to September 30
	2014	2015	2014	2015	Comment
Payments to community and Zimbabwe government (U$$'m)	3.1	1.8	9.7	5.4	Lower payments due to the lower tax and royalty payments due to lower US$ gold price and lower profitability
[1]	Non-IFRS measures such as "on-mine cash cost per ounce" "all-in sustaining cost per ounce" and "average realised gold price" are used throughout this document. Refer to Section 10 of this MD&A for a discussion of non-IFRS measures.
[2]	Gross profit is after deducting royalties, production costs and depreciation but before administrative expenses.
[3]	Adjusted earnings per share ("EPS") is a non-IFRS measure which aims to reflect Caledonia's ordinary trading performance. Refer to Section 10 of this MD&A for a discussion of non-IFRS measures

Dividend Policy and Shareholder Matters
Since January 2014, Caledonia has paid a quarterly dividend of 1.5 Canadian cents per share per quarter, which amounts to a total dividend of 6 Canadian cents per annum.  The first quarterly dividend was paid on January 31, 2014 and subsequent quarterly dividends were paid thereafter.
It is currently envisaged that the existing dividend policy will be maintained however, the Board remains attentive to further changes in market conditions.

Strategy and Outlook
Caledonia's strategic focus is the implementation of the Revised Investment Plan at Blanket, which was announced in November 2014 and is expected to extend the life of mine by providing access to deeper levels for production and further exploration. Caledonia's board and management believe the successful implementation of the Revised Investment Plan is in the best interests of all stakeholders because it is expected to result in increased production, reduced operating costs and greater flexibility to undertake further exploration and development, thereby safeguarding Blanket's long term future.

Effect of the Lower Gold Price
The price of gold is still lower than the level of $1,200 per ounce which was used as the basis for planning the funding of the Revised Investment Plan at Blanket.  Accordingly, to ensure that Blanket retains the financial capacity to implement the Revised Investment Plan, Caledonia intends to provide additional funding of approximately US$5m to Blanket.  This funding will come from Caledonia's treasury which has deliberately been maintained at a high level to cater for this eventuality.  Caledonia's board and management remain closely attentive to any further weakening in the gold price.

Zimbabwe Electricity Supply
The Kariba Dam lies between Zimbabwe and Zambia and represents approximately 50 per cent of Zimbabwe's electricity generating capacity.  Water levels in the Kariba Dam have fallen due to abnormally low inflows in the most recent rainy season and higher than expected extraction rates.  As a result of the low water level, power generation from Kariba has been significantly reduced by the Zimbabwe and Zambian power generators and has resulted in widespread power outages in Zimbabwe.  Zimbabwe has insufficient spare generating capacity to make up the lost production from Kariba. Given the regional deficit in generating capacity, it is unlikely that Zimbabwe will be able to import sufficient power from neighbouring countries.
Blanket Mine (but not the satellite exploration properties) has an un-interruptible power supply agreement with the Zimbabwe Electricity Supply Agency ("ZESA") which has so far been honoured.  Blanket also has 12MW of installed stand-by diesel generating capacity which is sufficient to allow all mining and processing activities and work at the central shaft to continue if there are any interruptions to the ZESA supply.   It is expected that the cost of using the generators would be mitigated by a reduction in electricity consumption from ZESA and a reduction in the tariff payable to ZESA.  Accordingly, the effect of running the generators is not expected to have a significant adverse effect on the financial performance of Blanket and Caledonia for 2015.

3.	SUMMARY FINANCIAL RESULTS
The table below sets out the unaudited consolidated profit and loss for the three and nine months ended September 30, 2015 and 2014 prepared under IFRS.
Condensed Consolidated Statement of Profit or Loss and Other Comprehensive Income (unaudited) (In thousands of Canadian dollars except per share amounts)
	For the 3 months ended September 30		For the 9 months ended September 30
	2014	2015	2014	2015
	$	$	$	$
Revenue	13,492	15,802	46,110	46,810
Royalty	(945)	(791)	(3,230)	(2,344)
Production costs	(7,174)	(10,170)	(23,730)	(28,924)
Depreciation	(1.029)	(1,189)	(3,112)	(3,252)
Gross profit	4,344	3,652	16,038	12,290
Administrative expenses	(1,754)	(2,176)	(5,361)	(6,518)
Foreign exchange gain.	389	1,847	517	2,611
Gain on sale of property, plant and equipment	52	43	57	71
Results from operating activities	3,031	3,366	11,251	8,454
Net finance expense	(16)	(451)	(86)	(538)
Profit before income tax	3,015	2,915	11,165	7,916
Income tax expense	(1,747)	(930)	(4,284)	(3,341)
Net profit for the period	1,268	1,985	6,881	4,575
(Loss)/profit on foreign currency translation	2,562	3,333	2,408	6,280
Total comprehensive income for the period	3,830	5,318	9,289	10,855

Profit attributable to:
Owners of the Company	1,112	1,694	5,377	3,572
Non-controlling interests	156	291	1,504	1,003
	1,268	1,985	6,881	4,575
Total comprehensive income attributable to:
Owners of the Company	3,637	4,922	7,769	9,662
Non-controlling interests	193	396	1,520	1,193
	3,830	5,318	9,289	10,855
Earnings per share (cents)
Basic	2.2	3.3	10.5	6.7
Diluted	2.2	3.3	10.5	6.7

Adjusted earnings per share (cents)(i)
Basic	2.0	5.0	10.5	10.2
Diluted	2.0	5.0	10.5	10.2

(i)	Adjusted earnings per share ("EPS") is a non-IFRS measure which aims to reflect Caledonia's ordinary trading performance. Refer to Section 10 for a discussion of non-IFRS measures

Revenue was 17% higher in the Quarter than in the third quarter of 2014 (the "comparable quarter") due to a 10% increase in the ounces of gold sold the effect of which was offset by the lower realised gold price.  The average realised price of gold is a non-IFRS measure and is calculated in Section 10 of this MD&A.  There was no work in progress at the end of the Quarter and sales in the Quarter did not include any work in progress brought forward from the previous quarter.  Gold production is discussed in Section 4.3 of this MD&A.

Production costs in the Quarter were $10,170,000, 41% higher than the comparative quarter.  The increase was due to the higher production and sales volume and the effect of the depreciation of the Canadian dollar against the US dollar.  In US dollar terms, production costs were stable: the on-mine cash cost4 in the Quarter was US$668 per ounce of gold produced compared with US$669 per ounce in the comparative quarter.  The all-in sustaining cost4 per ounce of gold produced in the Quarter was US$1,021 compared to US$952 per ounce of gold in the comparative quarter.  Further discussion of production costs is set out in Section 4.4 of this MD&A.
Administrative expenses in the Quarter were $2,176,000 compared to $1,754,000 in the comparable quarter and are analysed in Note 7 to the Unaudited Condensed Consolidated Financial Statements.  The increase in administrative costs reflects the weakening of the Canadian dollar against the US dollar: in US dollar terms, Administrative expenses increased by approximately 3%.  Administrative costs in the Quarter include $543,000 in respect of penalties and un-recovered Value Added Tax associated with the remediation of Caledonia's tax affairs in South Africa which resulted from Caledonia's existence as an unregistered South African tax-resident entity for a period of years until late 2013.  The remediation was effected at the initiative of management and the Board by way of a voluntary submission under the South African tax authorities' voluntary disclosure programme in order to regularise Caledonia's tax position in that country.  As a result of the disclosure, the authorities determined that the foregoing sum was owing, which has now been provided for and will be paid in due course.  Caledonia does not anticipate incurring any further expenses in this regard.
The foreign currency gain is a non-cash item which reflects the profit arising on the translation into the functional currency of both the Canadian and South African entities where the cash balances they hold are in currencies other than their functional currency.
The net finance expense in the Quarter of $451,000 includes $404,000 of interest payable to the South African Revenue Services in respect of the remediation of Caledonia's tax affairs in South Africa.
The taxation charge in the Quarter includes a Zimbabwean income tax credit of $999,000, a deferred taxation charge of $1,684,000 and Zimbabwean withholding tax of $244,000 arising mainly on the payment of management fees to South Africa.   The tax credit was due to the high level of capital investment at Blanket in the Quarter in terms of the Revised Investment Plan, which reduced taxable profits and reversed the taxation charge which had been accrued in the first two quarters of 2015.  The deferred tax charge is a non-cash item which reflects the difference between the accounting treatment of capital investment (i.e. depreciation) and the tax treatment of the investments (100% of which is allowable against income tax in the year it is incurred).
The profit on foreign currency translation for foreign operations is a non-cash item which reflects the profit arising on the translation of non-Canadian dollar balance sheets into Canadian dollars for consolidation purposes.  The main element of the profit in the Quarter arose from the translation of Blanket's US dollar denominated balance sheet into Canadian dollars and reflects the depreciation of the Canadian dollar against the US dollar in the Quarter.
The non-controlling interest is the profit attributable to Blanket's Indigenous Zimbabwean shareholders and reflects their participation in the economic benefits generated by Blanket from the effective date of the indigenisation and is explained in Note 5 of the Unaudited Condensed Consolidated Financial Statements.
The adjusted earnings per share4 aims to reflect Caledonia's ordinary trading performance and is calculated on the share of profit attributable to Caledonia shareholders excluding foreign exchange profits or losses.
Risks that may affect Caledonia's future financial condition are discussed in Section 16 of the MD&A.

        ________________________
1 Non-IFRS measures such as "on-mine cash cost per ounce", "all-in sustaining cost per ounce" and "adjusted earnings per share" are used throughout this document.  Refer to Section 10 of this MD&A for a discussion of non-IFRS measures.

The table below sets out the consolidated statements of cash flows for the three months to September 30, 2015 and 2014 prepared under IFRS.

Consolidated Statement of Cash Flows (unaudited) (In thousands of Canadian dollars)
	For 3 months ended September 30		For 9 months ended September 30
	2014	2015	2014	2015
	$	$	$	$
Cash flows from operating activities
Cash flows generated from continuing operations	5,057	1,132	15,453	7,881
Tax paid	(1,410)	(226)	(3,851)	(1,014)
Net interest paid	(16)	(33)	(86)	(93)
Net cash from operating activities	3,631	873	11,516	6,774

Cash flows from investing activities
Property, plant and equipment additions	(1,379)	(6,890)	(4,961)	(14,142)
Proceeds from sale of property, plant and equipment	72	71	72	129
Net cash used in investing activities	(1,307)	(6,820)	(4,889)	(14,013)

Cash flows from financing activities
Dividends paid	(1,312)	(779)	(3,199)	(2,345)
Net cash from (used in) financing activities	(1,312)	(779)	(3,199)	(2,345)

Net increase/(decrease) in cash and cash equivalents	1,012	(6,726)	3,428	(9,584)
Cash and cash equivalents at beginning of period	25,842	23,683	23,426	26,838
Effect of exchange rate fluctuations on cash held	-	2,696	-	2,398
Cash and cash equivalents at end of period	26,854	19,653	26,854	19,653
Cash generated from operating activities is analysed in note 12 to the Unaudited Condensed Consolidated Financial Statements.  Cash generated from operating activities was lower in the Quarter compared to the comparable quarter due to the higher Canadian dollar-denominated operating costs, the effect of which was only partly offset by higher gold price in Canadian dollars and increased production and sales.  Tax payments in the three and nine months to September 30, 2015 were lower than the comparable periods due to lower profits as discussed in the review of the consolidated statements of profit or loss and other comprehensive income and the increased level of capital investment at Blanket, which substantially reduced Blanket's taxable profit.
Investment in property, plant and equipment in the three and nine months to September 30, 2015 was higher than in the respective comparative periods due to the increased level of capital investment in terms of the Revised Investment Plan.  Blanket's capital projects are described in Sections 4.7 and 5 of this MD&A.
The dividends paid in the three and nine months to September 30, 2015 relate to the quarterly dividends of 1.5 cents per share which were paid by Caledonia in terms of the quarterly dividend policy which was announced in November 2013.  Dividends paid in the three and nine months to September 30, 2014 include dividends paid by Blanket to its indigenous shareholders after retentions to repay the facilitation loans.
At September 30, 2015, Caledonia's cash was held with banks primarily in the United Kingdom, Canada and in non-resident accounts in South Africa.

The table below sets out Caledonia's consolidated statements financial position at September 30, 2015 and December 31, 2014 prepared under IFRS.
Condensed Consolidated statements of Financial Position (unaudited)
(In thousands of Canadian dollars)	As at	December 31,	September 30,
		2014	2015
		$	$
Total non-current assets		40,388	58,298
Inventories		7,571	8,542
Prepayments		348	1,826
Trade and other receivables		2,040	5,529
Cash and cash equivalents		26,838	22,422
Total current assets		36,908	38,319
Total assets		77,296	96,617

Total non-current liabilities		12,980	17,576
Trade and other payables		3,791	7,040
Bank overdraft		0	2,769
Income taxes payable		1,990	2,187
Total liabilities		18,761	29,572
Equity attributable to shareholders		57,731	65,048
Non-controlling interests		804	1,997
Capital and reserves		58,535	67,045
Total equity and liabilities		77,296	96,617

The increase in non-current assets reflects the increased investment at Blanket in terms of the Revised Investment Plan and the depreciation of the Canadian dollar against the US dollar which increases the Canadian dollar-denominated value of Blanket's assets which are held in US dollars.  Blanket's capital projects are discussed in section 4.7 of this MD&A. Blanket's exploration and development projects are discussed in section 5 of this MD&A.
Inventories at September 30, 2015 comprise consumable stores, which include the build-up of stock of consumables and other equipment for use at Blanket's capital projects.  Inventories at December 31, 2014 also included $639,000 of gold in progress; there was no gold in progress at September 30, 2015.
Trade and other receivables includes Value Added Tax receivable, bullion sales receivables and deposits for stores and equipment as analysed in Note 10 to the Unaudited Condensed Consolidated Interim Financial Statements.
Working capital (excluding cash and overdrafts) increased from $4.2m at December 31, 2014 to $7.0m at September 30, 2015.  The increase reflects the depreciation of the Canadian dollar against the US dollar (which increases the Canadian dollar-denominated value of Blankets working capital), and the working capital implications of the increased capital procurement activity at Blanket which has resulted in an increase in the VAT receivable.
Non-current liabilities includes a liability for deferred taxation and a provision for rehabilitation at the Blanket and Eersteling5 Mines if and when they are permanently closed.
The following information is provided for each of the eight most recent quarterly periods ending on the dates specified.  The figures are extracted from underlying unaudited Condensed Consolidated Interim Financial Statements that have been prepared using accounting policies consistent with IFRS.
        ___________________________________________________
1 Eersteling Mine is a South African gold property, which has been held on a care and maintenance basis for several years pending the identification of a purchaser.

(Thousands of Canadian dollars except per share amounts)	Dec 31, 2013	Mar 31, 2014	June 30, 2014	Sept 30 2014	Dec 31, 2014	Mar 31 2015	June 30 2015	Sept 30 2015
Revenue from operations	12,114	17,063	15,555	13,492	12,972	15,994	15,014	15,802
Profit/(loss) after tax from operations	(14,354)	3,091	2,522	1,268	(316)	2,014	576	2,344
Earnings/(loss) per share – basic (cents)	(27.7)	4.7	3.5	2.2	(1.1)	2.9	0.5	3.3
Earnings/(loss) per share – diluted (cents)	(27.7)	4.7	3.4	2.2	(1.1)	2.9	0.5	3.3
Net Cash and cash equivalents	25,222	26,714	25,842	27,852	26,838	26,094	23,683	19,652

Quarterly results fluctuate materially from quarter to quarter primarily due to changes in production levels and gold prices but also due to the recording of impairments and other unusual costs such as indigenisation. Significant changes relating to prior quarters are discussed in the relevant MD&A's and financial statements.

4.	OPERATIONS AT THE BLANKET GOLD MINE, ZIMBABWE

4.1	Safety, Health and Environment ("SHE")

The following safety statistics have been recorded for the Quarter and the preceding seven quarters.

Blanket Mine Safety Statistics
Classification	Q4 2013	Q1 2014	Q2 2014	Q3 2014	Q4 2014	Q1 2015	Q2 2015	Q3 2015
Fatal	0	0	0	0	0	0	1	0
Lost time injury	2	1	2	2	1	3	1	2
Restricted work activity	9	6	4	12	9	5	12	8
First aid	0	3	2	4	0	3	4	1
Medical aid	3	2	2	2	1	3	1	1
Occupational illness	0	0	0	0	0	0	0	0
Total	14	12	10	20	11	14	19	12
Incidents	17	10	6	4	19	8	6	18
Near misses	3	2	2	4	1	0	5	4
Disability Injury Frequency Rate	0.81	0.52	0.25	1.75	0.24	0.67	0.46	0.46
Total Injury Frequency Rate	4.34	2.09	3.25	4.00	4.32	3.15	4.41	2.73
Man-hours worked (thousands)	738	767	801	800	833	889	861	878

The number of reportable accidents in the Quarter was lower than in the previous two quarters, although the total number of incidents doubled compared to the previous quarter.  There were no significant adverse environmental issues during the Quarter.

4.2	Social Investment and Contribution to the Zimbabwean Economy

Blanket's investment in community and social projects which are not directly related to the operation of the mine or the welfare of Blanket's employees, the payments made to the GCSOT in terms of Blanket's indigenisation, and payments of royalties, taxation and other duties, charges and fees to the Government of Zimbabwe and its agencies are set out in the table below.

Payments to the Community and the Zimbabwe Government (US$'000's)
Period	Year	Community and Social Investment	Payments to GCSOT	Payments to Zimbabwe Government	Total
Year 2012	2012	416	3,000	20,569	23,985
Year 2013	2013	2,147	2,000	15,354	19,501
Year 2014	2014	35	-	12,319	12,354
Quarter 1	2015	-	-	1,771	1,771
Quarter 2	2015	5	-	1,808	1,808
Quarter 3	2015	-	-	1,821	1,821

Payments in the first three quarters of 2015 were lower than earlier periods due to the lower income tax and royalty payments.

4.3            Gold Production

Tonnes milled, average head grades, recoveries and gold produced and the average realised price per ounce during October 2015, the Quarter, the preceding 2 quarters and 2014 and 2013 are shown in the table below.

Blanket Mine Production Statistics
	Year	Tonnes Milled (t)	Gold Head (Feed) Grade (g/t Au)	Gold Recovery (%)	Gold Produced (oz)	Average Realised Price per Ounce of Gold Sold (US$/oz) [6]
Year	2013	392,320	3.88	93.3	45,527	1,402
Year	2014	390,735	3.55	93.4	41,771	1,245
Quarter 1	2015	104,755	3.19	92.7	9,960	1,200
Quarter 2	2015	103,551	3.35	93.3	10,401	1,174
Quarter 3	2015	116,694	3.14	92.7	10,927	1,106
October	2015	35,115	3.15	92.7	3,297	1,134

Gold production in the Quarter was higher than previous quarters due to the increase in tonnes milled, which reflects the increased ability to move more material on 750m Level following the completion of the Tramming Loop in June 2015.  The tonnes mined and milled in the Quarter was a record for Blanket's underground production.  Underground production tonnages and grades are discussed further in Section 4.5 of this MD&A; gold recoveries are discussed in Section 4.6 of this MD&A.

4.4            Costs
A narrow focus on the direct costs of production (mainly labour, electricity and consumables) does not fully reflect the total cost of gold production.  Accordingly, cost per ounce data for the Quarter, the comparative quarter, the 9 months to September 30, 2015 and 2014 have been prepared in accordance with the Guidance Note issued by the World Gold Council on June 23, 2013 and is set out in the table below on the following bases:
i.	On-mine Cash Cost per ounce, which shows the on-mine cash costs of producing an ounce of gold;

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1 Non-IFRS measures such as "average realised gold price" are used throughout this d1ocument.  Refer to Section 10 of this MD&A for a discussion of non-IFRS measures.  The average realised price of gold is after deduction of 1.5% of the gold value by Fidelity.

ii.	All-in Sustaining Cost per ounce, which shows the operating cost per ounce plus additional costs incurred outside the mine (i.e. at offices in Harare, Johannesburg and Toronto) and the costs associated with maintaining the operating infrastructure and resource base (i.e. "Sustaining Capex") that are required to maintain production at the current levels; and
iii.	All-in Cost per ounce, which shows the all-inclusive Sustaining cost per ounce plus the additional costs associated with activities that are undertaken with a view to increasing production.
A reconciliation of the cost per ounce data shown below to IFRS is included in Section 10 of this MD&A.

Cost per Ounce of Gold Sold (US$/ounce)
	3 Months to September 30	9 Months to September 30
	2014	2015	2014	2015
On-Mine cash cost	669	668	636	689
All-in Sustaining Cost per ounce	952	1,011	908	993
All-in Cost per ounce	1,033	1,412	1,005	1,268

The on-mine cash cost per ounce of gold sold is calculated on the basis of sales and not production. The on-mine cash cost per ounce and operating cost per ounce in the Quarter was virtually unchanged from the comparative quarter: increases in electricity and labour costs were balanced by lower consumable costs and the effect of higher production and sales which meant that the fixed costs at the mine were spread over more ounces.
The all-in sustaining cost in the Quarter was 6% higher than the comparable quarter mainly due to higher sustaining capital investment the effect of which was offset by lower royalties due to the lower realised gold price and the lower royalty rate which was reduced from 7% to 5% with effect from October 1, 2014.  Sustaining capital investment in the Quarter was US$1,481,000 compared to US$537,000 in the comparable quarter and included several high-value items including: two new drilling machines (US$209,000); housing projects on the Blanket Mine village to accommodate the increased employee head-count (US$232,000) and a spare rope for the No. 4 Shaft (US$141,000).  Corporate general and administrative costs in the Quarter are discussed in Section 3 of this MD&A.
All-in costs include capital investment which is not related to current production.  The increase in All-in costs per ounce includes the substantially increased capital investment in terms of the Revised Investment Plan, details of which are set out in Sections 4.7 and 5 of this MD&A.

4.5            Underground
AR Main and AR South were the most important production areas during the Quarter with ore being trammed on the 18 Level and 22 Level haulages.
Production in the Quarter was adversely affected by lower than planned grades: the average head grade achieved in the Quarter was 3.14g/t compared to a target of 3.33g/t owing to the increased amount of unavoidable internal dilution in parts of the ore bodies currently being mined.
The lower than anticipated grade was more than offset by the increased tonnage in the Quarter which were 4.0% higher than target and 12.7% higher than the previous quarter.  The increase in tonnage reflects the successful completion in June 2015 of the Tramming Loop on 750m Level, which has increased the capacity to move material on 750m Level.
As set out in Sections 4.7 and 4.10 on November 3, 2014 Caledonia announced the Revised Investment Plan for Blanket Mine.  The objectives of the Revised Investment Plan are to improve the underground infrastructure and logistics and allow an efficient and sustainable production build-up.  The infrastructure improvements include the development of a "Tramming Loop" (which has now been completed), the sinking and equipping of the No.6 Winze (which is scheduled to commence production in early 2016) and the sinking of a new 6-meter diameter Central Shaft from surface to 1,080 meters.

Underground development activities continued throughout the Quarter and the total development advance was 1,900 meters compared to a planned advance of 1,950 meters.  The advance achieved in the Quarter was 20% higher than achieved in the second quarter of 2015 and 23% higher than achieved in 2014.  The improved performance was due to the improved air pressure as a result of the Centac compressor, which worked as planned during the Quarter and improved drilling efficiency.   The completion of the Tramming Loop in June 2015 also meant that the increased amount of development waste could be moved on 22 Level without impeding the transport of ore.

4.6            Metallurgical Plant
During the Quarter, the metallurgical plant operated at slightly lower than budgeted efficiency: overall gold recovery in the Quarter was 92.7% compared to the budgeted rate of 93.5% and the recovered rates of 93.3% and 92.7% achieved in quarters 2 and 1 of 2015, respectively.  The lower recovery was due to the low oxygen concentration in the Carbon-in-Leach tanks which reflects the inefficiency of the oxygen-producing Pressure Swing Absorption ("PSA") plant which is now somewhat old.  Blanket management is assessing various options to replace the existing PSA plant.

4.7            Capital Projects
The main capital developments are:
•	the No. 6 Winze Project - Shaft Deepening from 750 to the 930 meter level;
•	the Central Shaft; and
•	the haulage extension on 22 Level from AR Main to Lima
Further information on these Projects is set out below.

No. 6 Winze Project - Shaft Deepening to 1080 m
The No. 6 Winze Project will provide access to the four Blanket resource bodies below 750m Level, viz. Blanket 1 Ore Body, Blanket 2 Ore Body, Blanket 4 Ore Body and Blanket Quartz Reef.  Sinking of the shaft was completed in the preceding quarter slightly ahead of schedule.   The shaft has been equipped from the bottom up and equipping has reached the 750 m level.  Horizontal development towards the ore bodies will commence in December 2015.  In terms of the Revised Investment Plan which was published in November 2014, production from No. 6 Winze was expected to start in January 2016 at a rate of 10 tonnes per day and progressively increase to the target production of 500 tonnes per day in mid-2017.  Production from No.6 Winze is now expected to start around the middle of the first quarter in 2016 due to a slight delay in the equipping of the shaft.  Due to the small initial planned production from No. 6 Winze, this delay is not expected to have an effect on the targeted production for 2016 of approximately 50,000 ounces of gold.

Central Shaft
The Central Shaft is the main component of the Revised Investment Plan which is discussed in Section 4.9 of this MD&A.  The shaft will be sunk in one single continuous phase from surface to 1,080 meters.  The estimated completion date of the shaft is early 2018 and first production is expected in mid-2018.
Most of the equipment that is required for the sinking phase of the project has been acquired and is on-site.  The Scotch Derrick that will be used for hoisting in the early stages of sinking down to 90 metres is fully operational and sinking has progressed down to 24 meters. Civil engineering on site is in full swing and includes the laying of the foundations for the workshop, transformer, winders and Dymot winches.  The kibble winder that will continue the sink from 90 metres to 1,080 metres has been refurbished and is expected to be commissioned in January 2016.  Five generator units have been acquired which have a combined generating capacity of 2 MVA as a back-up power supply to the kibble winder in the full sink phase, which is expected to commence in January.

22 Level Haulage Extension
The 22 Level haulage extension will eventually complete the link between all sections of the Blanket Mine from the Blanket Section in the south to Lima Section in the north over a distance of 2,500 metres on the 750m Level (750 meters below surface).  Following completion of the Tramming Loop, work resumed on this project in September 2015 and an advance of 27.5m was achieved.  A further 300 metres remains to be completed.

4.8            Indigenisation
Transactions that implemented the Indigenisation of Blanket were completed on September 5, 2012 following which Caledonia owns 49% of Blanket and has received a Certificate of Compliance from the Government of Zimbabwe which confirms that Blanket is fully compliant with the Indigenisation and Economic Empowerment Act.
As a 49% shareholder Caledonia receives 49% of Blanket's dividends plus the repayment of vendor facilitation loans which were extended by Blanket to certain of the Indigenous Shareholders and which carry interest at LIBOR plus 10%.  The vendor facilitation loans are repaid by way of dividends from Blanket Mine.  80% of the dividends declared by Blanket Mine which are attributable to the beneficiaries of the vendor facilitation loans are used to repay such loans and the remaining 20% unconditionally accrues to the respective Indigenous Shareholders.  It is anticipated that Blanket will suspend dividend payments until early 2016 as a result of which the repayment of facilitation loans by Blanket's indigenous shareholders will also be suspended.  During this period, there will be a moratorium on the interest roll-up on the outstanding facilitation loans.   The interest moratorium will have no effect on either Caledonia's cash receipts or its reported earnings as interest on the facilitation loans is not recognized in Caledonia's financial statements.
The outstanding balance of the facilitation loans as at September 30, 2015 was US$31.3 million (December 31, 2014, US$31.3 million).  Blanket has suspended dividend payments so that all cash generated by Blanket can be used to fund the Revised Investment Plan as described in Section 4.9.  A moratorium has been placed on interest on the loans until dividends are resumed by Blanket Mine.  The vendor facilitation loans are not shown as receivables in Caledonia's Financial Statements because in terms of accounting standards, these loans are effectively equity instruments as their only means of repayment is via dividend distributions from Blanket.  Caledonia continues to consolidate Blanket for accounting purposes.  Further information on the accounting effects of indigenisation at Blanket is set out in Note 5 to the Financial Statements and in a Frequently Asked Questions page which is available on Caledonia's website.
The price of gold is lower than the level of $1,200 per ounce which was used as the basis for planning the funding of the Revised Investment Plan at Blanket.  Accordingly, to ensure that Blanket retains the financial capacity to implement the Revised Investment Plan, Caledonia intends to provide additional funding of approximately US$5m to Blanket.  This funding will come from Caledonia's treasury which has been maintained at a high level to cater for this eventuality.  It is anticipated that the new funding will be introduced into Blanket without affecting Blanket's indigenised status.

4.9            Opportunities and Outlook

Revised Investment Plan to Increase Production
On November 3, 2014 Caledonia announced its Revised Investment Plan and production projections for the Blanket Mine. The objectives of the Revised Investment Plan are to improve the underground infrastructure and logistics and allow an efficient and sustainable production build-up.  The infrastructure improvements include the development of a "Tramming Loop" (completed in June 2015) deepening the No.6 Winze (completed in July 2015) and sinking a new 6-meter diameter Central Shaft from surface to 1,080 meters.  As discussed in Section 4.7, implementation of the Revised Investment Plan is proceeding on schedule and the Tramming Loop and the sinking of the No. 6 Winze were both completed slightly ahead of target.
The Revised Investment Plan provides for proposed investment of approximately US$50 million between 2015 and 2017 and a further US$20 million in the period 2018 to 2020.  The Revised Investment Plan includes a revised life of mine plan for the Blanket Mine (the "LOM Plan") in terms of which it is anticipated that the approximate production from existing proven and probable mineral reserves above 750 m Level will be as set out below.

Approximate production from proven and probable mineral reserves above 750m (per LOM Plan)
	2015	2016	2017	2018	2019	2020	2021
Tonnes milled ('000)	430	460	430	380	230	100	50
Gold production (koz)	42	45	43	39	23	10	6
The new Central Shaft and the deepening of No 6 Winze will provide access to the current inferred mineral resources below 750 meters and allow for further exploration, development and mining in these sections along the known Blanket strike, which is approximately 3 kilometers in length.  In October 2014, Caledonia commissioned Minxcon (Pty) Ltd. ("Minxcon") to complete a scoping level study on the Blanket Mine which comprises an initial extension from below 750 m Level to 1,080 m Level, in the form of a Preliminary Economic Assessment ("PEA"). The PEA includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorised as mineral reserves, and there is no certainty that the preliminary economic assessment will be realized.  Based on the PEA, additional approximate production from current inferred mineral resources (excluding the projected production set out above) may be achieved in the following indicative ranges:
Possible production from inferred mineral resources below 750m (as per PEA)
	2015	2016	2017	2018	2019	2020	2021
Tonnes milled ('000)	0	35	160	215	390	550	600
Gold production (koz)	0	4-5	20-22	27-30	46-50	63-67	70-75
Canadian regulations do not allow planned production from inferred resources to be added to those from proven and probable reserves for disclosure purposes.
On July 17, 2015 at the request of the Ontario Securities Commission Caledonia filed an updated Technical Report containing a summary of the revised PEA.  The revised PEA considers the expansion project below 750 m as a stand-alone project. The revised PEA thus reflects the Project economics on a stand-alone basis, and the economic analysis is based on an assumed requirement to raise money for the expansion capital expenditures, despite the fact that Caledonia expects to fund those capital expenditures from cash flow from the existing mine operations.
There is no certainty that the PEA will be realised. The updated Technical Report was authored by Daan van Heerden, Uwe Englemann, Dario Clemente, Johan Odendaal and Jaco Burger of Minxcon (Pty) Ltd., each of whom is a qualified person who is independent of Caledonia for the purposes of National Instrument 43-101.
Exploration
Caledonia intends to continue its exploration efforts both at the Blanket Mine and, subject to a reliable electricity supply, at the first two of Blanket's portfolio of satellite properties: Mascot and GG.  Initial resources for both GG and Mascot were identified in the Technical Report which was filed on December 2, 2014 and was re-filed on July 17, 2015.  No production forecasts are currently attributed to mining activity at either GG or Mascot pending ongoing metallurgical evaluations of the ore from these properties, which is somewhat refractory.  Subject to Blanket's future cash generation (after taking into account the capital investment requirements of the Revised Investment Plan), it is intended to construct a pilot plant to test material from the satellite properties on a stand-alone basis.  The pilot plant will provide specific information on the metallurgy of the new ore without compromising the existing high recovery rates which are achieved at Blanket's metallurgical plant.  Further information on Blanket's exploration activities is set out in Section 5 of this MD&A.
Cost Reduction
Management has taken steps to reduce the level of general and administrative expenses.  Caledonia's General and Administrative expense in the Quarter, after adjusting for some residual costs associated with the closure of Zambia and the non-recurring costs associated with the rectification of historic tax matters in South Africa, was approximately US$1.1m million – 24% lower than the comparable quarter.  Management continues to evaluate opportunities to reduce the taxation burden on the group outside Zimbabwe.

Strategy
Caledonia's main strategic focus remains on implementing the Revised Investment Plan at Blanket on schedule and within budget.  Caledonia's board and management believe the successful implementation of the Revised Investment Plan remains in the best interests of all stakeholders because it is expected to result in increased production, reduced operating costs and greater flexibility to undertake further exploration and development, thereby safeguarding Blanket's long term future.
Blanket will continue to explore and develop it satellite properties.  Caledonia intends to construct a pilot plant to test material from the satellite properties on a stand-alone basis.  The stand-alone plant provides specific information on the metallurgy of the new ore and does not compromise the existing high recovery rates which are achieved at Blanket's metallurgical plant.

5     EXPLORATION AND PROJECT DEVELOPMENT
Caledonia's primary exploration activities are focussed on the growth and development of Blanket Mine and its satellite properties.
5.1            Blanket Exploration
Exploration and evaluation activities on Blanket Mine target the depth extensions of the current Blanket Section ore bodies as well as the AR Main and AR South ore bodies and involves drilling downholes from chambers on 18 and 22 Levels to intersect the depth continuation of these ore bodies.  3,790 meters were drilled in the Quarter compared to 4,234 meters drilled in the previous quarter and a plan of 4,680 meters.   The lower rate of drilling that was achieved in the Quarter compared to plan and the previous quarter was due to numerous machine breakdowns in September.  The old drills are being replaced by new, larger drilling machines which have been delivered and are being re-aligned and commissioned.
Caledonia has a conservative approach to accruing new resources: only resource blocks with an estimated grade in excess of the current pay limit are taken into inventory.  Resources that are below the pay limit are reviewed on an annual basis.

5.2            Blanket Satellite Prospects
Blanket Mine has exploration title holdings in the form of registered mining claims in the Gwanda Greenstone Belt totalling 78 claims, including a small number under option, covering properties with a total area of about 2,500 hectares. Included within these claim areas are previously operated small gold workings which warrant further exploration, i.e. the Satellite Projects.  Blanket's main exploration efforts on these satellite properties are focused at this stage on the GG Project and the Mascot Project Area which, based on past production records, are expected to have the greatest potential.
GG Project
The GG Project is located approximately seven kilometers southeast of Blanket Mine.  Surface drilling programs have been carried out at the GG Project over the past eight years consisting of 24 diamond-cored holes totalling 6,360m of drilling.  Two zones of gold mineralization have been established down to a depth of at least 300m, each with a potential strike length of up to 150m. Current activities involve the definition of the extent and characteristics of this mineralization by way of a prospect shaft and level development.
Exploration activities in 2013 and 2014 have resulted in the definition of resource blocks between 90 and 120 m levels as follows.
Resource Category	Tonnage	Width	Au	Au Content	Ounces
	t	m	g/t	kg	oz.
Measured & Indicated Resource	182,301	3.90	4.41	805	25,872
Inferred Resource	110,242	2.73	2.87	316	10,173

In Q1 of 2015 the shaft was deepened to 210 metres, which is planned to be the main production level.  In Q2 2015 shaft sinking reached the 225 metres level. In Q3 of 2015 the shaft was completed to the planned shaft bottom of 245 metres and haulage development has resumed on the 210 metre level towards the North Main zone.  It is planned to expose the various mineralized zones between 210 metre Level and 90 metre Level above in order to fully evaluate these resources.  As indicated in section 4.9, it is intended to construct a pilot plant to treat material from GG in order to identify a commercial treatment process.
Mascot Project Area
The Mascot Project Area includes three sections, viz. the Mascot prospect, the Penzance prospect and the Eagle Vulture prospect.  Mascot was previously mined to a depth of approximately 250 meters, exploiting an east-west trending mineralised body the strike extent of which decreased at depth but which was accompanied by a doubling in width.  Previous surface drilling undertaken by Blanket has indicated the existence of two further mineralised zones, one to the north and one to the south of the mined out area.
Underground development on Levels 1 and 2 (60 metres and 90 metres below surface respectively) has confirmed the existence of potentially payable mineralisation on the North Parallel.  Exploration activities in 2013 and 2014 have resulted in the definition of resource blocks on the North Parallel between 60 and 150 m levels and on the Mascot Main below 8 Level as follows.
Resource Category	Tonnage	Width	Au	Au Content	Ounces
	t	m	g/t	kg	oz.
Measured & Indicated Resource (North P.)	135,538	2.48	3.74	507	16,288
Inferred Resource (Mascot Main)	69,587	2.53	8.23	573	18,416
During Q1 2015 the mine was completely de-watered and the bottom of the shaft was cleaned to expose the shaft bottom which allows the possibility to deepen the shaft and allow access to the Main Shear at depth which, based on old mine records, has a substantially higher grade than the associated North Parallel and South Shear.
In Q2 of 2015 work started on excavating a drive on the lowest level (8 Level) to create room to drill angled holes into the footwall to explore for downward continuation of the higher grade Mascot Main Reef mineralisation.  This drive was completed in the Quarter and diamond drilling of four holes was completed, all of which intersected the mineralised zone.  Pending a review of these results and the metallurgical amenability of the ore, the shaft will be deepened a further 150 meters where an extraction level will be established.
GG and Mascot are not covered by the un-interruptible power agreement between Blanket Mine and ZESA.  Accordingly, in recent weeks, work at GG and Mascot has been adversely affected by load-shedding due to the reduced power generation at the Kariba hydro-power plant due to abnormally low water levels in the Kariba Dam.

6.	INVESTING
An analysis of Caledonia's investment in the Quarter, the preceding quarters in 2015 and 2014 and 2013 is set out below.
Capital Investment
		2013 Year	2014 Year	2015 Q1	2015 Q2	2015 Q3
Total Investment	C$'000	11,738	6,786	3,944	3,466	6,732
Nama Project	C$'000	2,637	107	-	-	-
Blanket	C$'000	9,066	6,627	2,585	3,466	6,732
Other	C$'000	35	52	1,359	-	-

All investment at Blanket is funded from Blanket's internal cash flows.

7.	FINANCING
Caledonia financed all its operations using bank overdrafts, funds on hand and funds generated by its operations.  No equity financing took place in the Quarter and none is currently planned.  Blanket has an unsecured US$5 million loan facility in Zimbabwe which is repayable on demand; at September 30, 2015 the undrawn portion amounted to US$2,935,185.

8.	LIQUIDITY AND CAPITAL RESOURCES
An analysis of Caledonia's capital resources as at September 30, 2015 and each of the preceding 5 quarters is set out below.
Liquidity and Capital Resources (Thousands of Canadian dollars)
As at	June 30 2014	Sept 30 2014	Dec 31 2014	Mar 31 2015	June 30 2015	Sept 30 2015
Gross Cash and cash equivalents in the statement of financial position	25,842	27,852	26,838	26,094	23,683	22,422
Overdraft	-	(998)	-	-	-	(2,769)
Cash and cash equivalents in the statement of cash flows	25,842	26,854	23,838	26,094	23,683	19,653
Working capital	30,626	31,148	31,127	32,425	29,649	26,323
Movements in Caledonia's net cash, the overdraft and working capital and an analysis of the sources and uses of Caledonia's cash are discussed in Section 3 of this MD&A.
The overdraft facility is held by Blanket with a Zimbabwean Bank and is unsecured and repayable on demand.
The Company's liquid assets as at September 30, 2015 exceed its planned and foreseeable commitments as set out in Section 9 of this MD&A.

9.	OFF-BALANCE SHEET ARRANGEMENTS, CONTRACTUAL COMMITMENTS AND CONTINGENCIES
There are no off balance sheet arrangements apart from the facilitation loans of US$31.3 million which are not reflected as loans for IFRS purposes (refer Note 5 of the Unaudited Condensed Consolidated Financial Statements).  The company has the following contractual obligations at September 30, 2015.
Payments due by Period (Thousands of Canadian dollars)
Falling due	Within 1 year	1-3 Years	4-5 Years	After 5 Years	Total
Trade and other payables	7,040	-	-	-	7,040
Income taxes payable	2,029				2,029
Purchase obligations	510	-	-	-	510

In addition to the committed purchase obligations set out above, Blanket currently intends to invest approximately US$38 million between November 13, 2015 and December 2017 which is not yet committed.  The committed and uncommitted investment will be used to maintain Blanket's existing operations and capital projects and the satellite projects which are discussed in Sections 4.7 and 5.3 of this MD&A respectively.  Committed and uncommitted purchase obligations will be met from the cash generated from Blanket's existing operations.  Caledonia has no obligations in respect of capital or operating leases. As of September 30, 2015, Caledonia had potential liabilities for rehabilitation work on the Blanket and Eersteling Mines7 – if and when those mines are permanently closed – at an estimated discounted cost of $3,233,000 ($2,888,000 – 2014).

10.	NON-IFRS MEASURES
Throughout this document, we have provided measures prepared in accordance with IFRS in addition to some non-IFRS performance measures for investors who use them to evaluate our performance.  Since there is no standard method for calculating non-IFRS measures, they are not a reliable way to compare Caledonia against other companies.  Non-IFRS measures should be used along with other performance measures prepared in accordance with IFRS.  We have defined below the non-IFRS measures we have used in this document and provide a reconciliation of such non-IFRS measures to the IFRS measures we report.
Cost per ounce
Non-IFRS performance measures such as "On-Mine cash cost per ounce", "All-in sustaining cost per ounce" and "All-in cost per ounce" are used in this document.  Management believes these measures assist investors and other stakeholders in understanding the economics of gold mining over the life-cycle of a mine.  These measures are calculated on the basis set out by the World Gold Council in a Guidance Note published on June 23, 2013 and accordingly differ from the previous basis of calculation.  The table below reconciles "On – mine cash cost per ounce", "All-in sustaining costs per ounce" and "All-in costs per ounce" to the production costs shown in the financial statements which have been prepared under IFRS.

Reconciliation of IFRS Production Costs to Non-IFRS cost per Ounce
	3 Months to 30 September		9 months to 30 September
	2014	2015	2014	2015
Production costs (IFRS) (C$'000's)	7,174	10,170	23,730	28,924
Less site restoration costs (C$'000's)	(24)	(24)	(73)	(28)
Less exploration costs (C$'000's)	(80)	(126)	(290)	(334)
Non-Blanket production costs, profit elimination	167	(524)	(148)	(770)
Adjusted production costs (C$'000's)	7,237	9,496	23,219	27,792
Exchange rate (C$/US$)	1.09	1.30	1.10	1.26
On-mine Production costs (US$'000's )	6,618	7,305	21,203	22,106
Gold Sales (oz)	9,890	10,927	33,323	32,102
On-mine cash cost (US$/oz)	669	668	636	689
Royalty (US$'000's)	870	606	2,953	1,864
Permitting costs (US$'000's)	26	25	85	80
Administrative expenses (C$'000's) (i)	1,754	2,176	5,361	6,518
Less Zambian costs (C$'000's)	(309)	(136)	(649)	(960)
Adjusted administrative expenses (C$'00's)	1,445	2,040	4,712	5,558
Exchange rate	1.09	1.30	1.10	1.26
Administrative expenses (US$'000's)	1,321	1,569	4,303	4,415
Reclamation and remediation of operating sites (US$'000)	19	27	56	81
Exploration and study costs (US$'000's)	23	36	94	94
Sustaining capital investment (US$'000's)	537	1,481	1,564	3,250
All-in Sustaining cost (US$'000)	9,414	11,048	30,258	31,891
Gold sales (oz)	9,890	10,927	33,323	32,102
All-in sustaining cost per ounce (US$/oz)	952	1,011	908	993
Costs not related to current production
Permitting (US$'000's)	14	14	41	41
Exploration (US$'000's)	21	32	83	83
Capital investment (US$'000's)	763	4,335	3,100	8,692
All-in Costs (US$'000's)	10,212	15,428	33,483	40,708
Gold Sold (oz)	9,890	10,927	33,323	32,102
All-in Costs per ounce (US$/oz)	1,033	1,412	1,005	1,268

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1 Eersteling Mine is a South African gold property, which has been held on care and maintenance basis for several years pending the identification of a suitable purchaser.

Average realised gold price per ounce
"Average realised gold price per ounce" is a non-IFRS measure which, in conjunction with the cost per ounce measures described above, allows stakeholders to assess our performance.  The table below reconciles "Average sales price per ounce" to the Revenue shown in the financial statements which have been prepared under IFRS.

Calculation of Average Realised Gold Price per Ounce (US$)

	3 Months to September 2014	3 Months to September 2015	9 Months to September 2014	9 Months to September 2015
Revenue (IFRS) (C$'000's)	13,492	15,802	46,110	46,810
Exchange rate (C$/US$)	1.09	1.31	1.09	1.26
Revenue from precious metal sales (US$'000's)	12,401	12,096	42,114	37,258
Revenues from sales of silver (US$'000s)	(15)	(14)	(49)	(38)
Revenues from sales of gold (US$'000s)	12,386	12,082	42,065	37,220
Gold ounces sold	9,890	10,927	33,323	32,101
Average realised gold price per ounce (US$)	1,252	1,106	1,262	1,159

Adjusted earnings per share
"Adjusted earnings per share" is a non-IFRS measure which management believes assists investors in understanding the company's underlying performance. The table below reconciles "adjusted earnings per share" to the Profit/Loss attributable to Owners of the Company shown in the financial statements which have been prepared under IFRS.

Calculation of Adjusted Earnings per Share
	3 Months to September 2014	3 Months to September 2015	9 Months to September 2014	9 Months to September 2015
Profit attributable to owners of the company (IFRS)	1,112	1,694	5,377	3,572
Adjusted for:
Foreign exchange profit	(389)	(1,847)	(517)	(2,611)
Deferred tax	0	1,684	(157)	2,531
Reversal of Zambia G&A	309	136	649	960
South African tax remediation costs	0	947	0	947
Adjusted profit	1,032	2,614	5,509	5,310
Weighted average shares	52.1	52.1	52.1	52.1
Adjusted Earnings per share	2.0	5.0	10.6	10.2

11.	RELATED PARTY TRANSACTIONS

There were no related party transactions in the Quarter.

12.	CRITICAL ACCOUNTING POLICIES
Caledonia's accounting policies are presented in the audited consolidated financial statements for the year ended December 31, 2014 which have been publicly filed on SEDAR at www.sedar.com. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the amounts represented in the consolidated financial statements and related disclosures. Use of available information and the application of judgement are inherent in the formation of estimates. Estimates and underlying assumptions are reviewed on an on-going basis. Revisions to accounting estimates are recognised in the period in which the estimates are revised and in any future periods affected.
Information about critical judgements in applying accounting policies that have the most significant effect on the amounts recognised in the consolidated financial statements is included in the following notes:
Indigenisation transaction
The indigenisation transaction of the Blanket Mine (1983)(Private) Limited ("Blanket Mine") required management to make significant judgements and assumptions which are explained in Note 5 of the Annual Financial Statements that are available on SEDAR at www.sedar.com
Site restoration provisions
The site restoration provision has been calculated for the Blanket Mine based on an independent analysis of the rehabilitation costs as performed in 2012 and based on the internal assessment for Eersteling Gold Mining Corporation Limited. Estimates and assumptions are made when determining the inflationary effect on current restoration costs and the discount rate to be applied in arriving at the present value of the provision. Assumptions, based on the current economic environment, have been made which management believes are a reasonable basis upon which to estimate the future liability. These estimates take into account any material changes to the assumptions that occur when reviewed by management. Estimates are reviewed annually and are based on current regulatory requirements. Significant changes in estimates of contamination, restoration standards and techniques will result in changes to provisions from period to period. Actual rehabilitation costs will ultimately depend on future market prices for the rehabilitation costs which will reflect the market condition at the time the rehabilitation costs are actually incurred.  The final cost of the currently recognized site rehabilitation provisions may be higher or lower than currently provided for.
Exploration and evaluation ("E&E") expenditure
The application of Caledonia's accounting policy for exploration and evaluation expenditures requires judgements when determining which expenditures are recognised as exploration and evaluation assets ("E&E properties").
Caledonia also makes estimates and assumptions regarding the possible impairment of E&E properties by evaluating whether it is likely that future economic benefits will flow to Caledonia, which may be based on assumptions about future events or circumstances. Estimates and assumptions made may change if new information becomes available. If information becomes available suggesting that the recovery of expenditures is unlikely, the amount capitalized is written off in profit or loss in the period the new information becomes available.
Income taxes
Significant estimates and assumptions are required in determining the provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. Caledonia records its best estimate of the tax liability including any related interest and penalties in the current tax provision. Management believes they have adequately provided for the probable outcome of these matters; however, the final outcome may result in a materially different outcome than the amount included in the tax liabilities.
Caledonia also applies judgement in recognizing deferred tax assets relating to tax losses carried forward to the extent that there are sufficient taxable temporary differences (deferred tax liabilities) relating to the same taxation authority and the same taxable entity against which the unused tax losses can be utilized or sufficient estimated taxable income against which the losses can be utilized. However, utilization of the tax losses also depends on the ability of the taxable entity to satisfy certain tests at the time the losses are recouped.

Share-based payment transactions
Caledonia measures the cost of equity-settled, share based payment transactions with employees, directors as well as with Indigenisation Shareholders (refer note 5 and 21 of the Annual Financial Statements) by reference to the fair value of the equity instruments on the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the appropriate valuation model, considering the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield.
Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of Caledonia's stock options.
Impairment
At each reporting date, Caledonia determines if impairment indicators exist, and if present, performs an impairment review of the non-financial assets held in Caledonia. The exercise is subject to various judgemental decisions and estimates. Financial assets are also reviewed regularly for impairment.
 Functional currency
The functional currency of each entity in Caledonia is determined after considering various primary and secondary indicators which require management to make numerous judgement decisions. The determination of the functional currency has a bearing on the translation process and ultimately the foreign currency translation reserve.

13. FINANCIAL INSTRUMENTS
Credit risk
The carrying amount of financial assets as disclosed in the statements of financial position and related notes represents the maximum credit exposure.
The trade receivable relate to gold bullion sold to Fidelity Printers and Refiners before quarter end. The amount was settled in October 2015.
Impairment losses
None of the trade and other receivables is past due at the period-end date.
Liquidity risk
All trade payables and bank overdraft have maturity dates that are expected to mature in under 6 months.
Currency risk
As Caledonia operates in an international environment, some of Caledonia's financial instruments and transactions are denominated in currencies other than the Canadian Dollar. The results of Caledonia's operations are subject to currency transaction risk and currency translation risk. The operating results and financial position of Caledonia are reported in Canadian dollars in Caledonia's consolidated financial statements.
The fluctuation of the Canadian dollar in relation to other currencies will consequently have an impact upon the profitability of Caledonia and may also affect the value of Caledonia's assets and liabilities and the amount of shareholders' equity.
Caledonia has certain financial assets and liabilities denominated in foreign currencies. Caledonia does not use any derivative instruments to reduce its foreign currency risks. To reduce exposure to currency transaction risk, Caledonia maintains cash and cash equivalents in the currencies used by Caledonia to meet short‐term liquidity requirements.

Interest rate risk
Interest rate risk is the risk borne by an interest-bearing asset or liability due to changes in interest rates. Unless otherwise noted, it is the opinion of management that Caledonia is not exposed to significant interest rate risk as it has no debt financing apart from short term borrowings in Zimbabwe.  Caledonia's cash and cash equivalents include highly liquid investments that earn interest at market rates. Caledonia manages its interest rate risk by endeavouring to maximize the interest income earned on excess funds while maintaining the liquidity necessary to conduct operations on a day-to-day basis. Caledonia's policy focuses on preservation of capital and limits the investing of excess funds to liquid term deposits in high credit quality financial institutions.
Gold Price risk
 The Company's operations and exploration and development projects are heavily influenced by the price of gold, which is particularly subject to fluctuation.  Caledonia has not adopted any strategies to control the effect of gold price fluctuations because the Company's cash resources currently exceed its planned and foreseeable commitments as set out in Section 9.

14.	DIVIDEND POLICY AND OTHER SHAREHOLDER INFORMATION
Since January 2014, Caledonia has paid a quarterly dividend of 1.5 Canadian cents per share per quarter, which amounts to a total dividend of 6 Canadian cents per annum.  The first quarterly dividend was paid on January 31, 2014 and subsequent quarterly dividends were paid thereafter.
It is currently envisaged that the existing dividend policy will be maintained however, the Board remains attentive to further changes in market conditions.
Effective December 5, 2013 Caledonia appointed Computershare as its Transfer Agent in Canada and as the Registrar.  Following the appointment of Computershare, shareholders in the USA and UK now receive their dividends denominated in US Dollars and Pounds Sterling respectively; all other shareholders will be paid in Canadian dollars.  Computershare also offers DRS services for Caledonia shareholders who do not wish to hold their shares in nominee accounts in the name of their financial adviser or stock-broker.  Shareholders who wish to participate in the DRS should contact Computershare using the contact details set out below:
Computershare Canada and USA	Toll-free North American Number 1-800-564-6253 For Shareholders outside North America 1-514-982-7555
Computershare UK	+44 (0)870 702 0000

15.	SECURITIES OUTSTANDING
As at November 5, 2015 Caledonia had 52,078,908 common shares outstanding. Outstanding options to purchase Common Shares ("Options") are as follows:
Number of Options	Exercise Price ($)	Expiry Date (1)
1,161,000	1.30	Jan 31, 2016
30,000	0.70	May 11, 2016
744,920	0.90	Aug 31, 2017
190,000	0.72	Nov 21, 2018
25,000	0.78	Sept 13,2020
2,150,920

(1)	Options expiring during a "closed period" will have the expiry date extended, in terms of the option plan, by 10 days following the cancellation of the closed period.

On May14, shareholders ratified, confirmed and approved the adoption of the 2015 Omnibus Equity Incentive Compensation Plan ("OEIC"), which is the successor to the previous Option Plan (the "Option Plan").  2,150,920 options had been issued and remain outstanding in terms of the Option Plan.  The number of Common Shares reserved for issue to insiders of the Company in terms of the OEIC, whether as options or other instruments will not exceed 10% of the aggregate outstanding Common Shares of the Company being a further 3,056,970 shares, options or other instruments.

16.	RISK ANALYSIS
The business of Caledonia contains significant risk due to the nature of mining, exploration and development activities.  Risks such as interest rate, foreign exchange and credit risks are considered in Notes 6 and 24 to the Condensed Consolidated Interim Financial Statements for the period ended September 30, 2015.  Caledonia's business contains significant additional risks due to the jurisdictions in which it operates and the nature of mining, exploration and development.  Included in the risk factors below are details of how management seeks to mitigate the risks where this is possible.
•	Liquidity risk: The Company needs to generate capital to be able to continue to invest in properties and projects without raising third party financing. Caledonia currently has sufficient cash resources and continues to generate sufficient cash to cover all of its anticipated investment needs.
•	Exploration Risk: The Company needs to identify new resources to replace ore which has been depleted by mining activities and to commence new projects. Blanket has embarked on development and exploration programmes as set out in sections 4.7 and 5. No assurance can be given that exploration will be successful in identifying sufficient mineral resources of an adequate grade and suitable metallurgical characteristics that are suitable for further development or production.
•	Development Risk: The Company is engaged in development activities at Blanket Mine and the Satellite properties. Construction and development of projects are subject to numerous risks including: obtaining equipment, permits and services, changes in regulations, currency rate changes, labour shortages, fluctuations in metal prices and the loss of community support. There can be no assurance that construction will commence or continue in accordance with the current expectations or at all.
•	Production Estimates: Estimates for future production are based on mining plans and are subject to change. Production estimates are subject to risk and no assurance can be given that future production estimates will be achieved. Actual production may vary from estimated production for a variety of reasons including un-anticipated variations in grades, mined tonnages and geological conditions, accident and equipment breakdown, changes in metal prices and the cost and supply of inputs and changes to government regulations.
•	Mineral Rights: The Company's existing licences and permits are in good standing. The Company has to pay fees etc. to maintain its rights and licence. No assurance can be given that the Company will be able to make payments by the required date
•	Gold Price: The Company's operations and exploration and development projects are heavily influenced by the price of gold, which is particularly subject to fluctuation. Caledonia has not adopted any strategies to control the effect of gold price fluctuations because the Company's cash resources currently exceed its planned and foreseeable commitments as set out in Section 9.
•	Increasing input costs: Mining companies generally have experienced higher costs of steel, reagents, labour and electricity and from local and national government for levies, fees, royalties and other direct and indirect taxes. Blanket's planned growth should allow the fixed cost component to be absorbed over increased production, thereby helping to alleviate somewhat the effect of any further price increases.
•	Illegal mining: There has been an increase in illegal mining activities on properties controlled by Blanket. This gives rise to increased security costs and an increased risk of theft and damage to equipment. Blanket has received adequate support and assistance from the Zimbabwean police in investigating such cases.

•	Electricity supply: Zimbabwe produces and imports less electricity than it requires and has insufficient funds to adequately maintain or upgrade its distribution infrastructure. This has historically resulted in frequent interruptions to the power supply at Blanket Mine. The local supply situation has deteriorated in recent months due to low water levels in the Kariba Dam, which supplies water for a hydro-power station which accounts for approximately 50% of Zimbabwe's installed generating capacity. Blanket has addressed the issue of interrupted power supply by installing stand-by generators and by entering into an un-interrupted power supply arrangement with the state-owned electricity company in return for paying a premium tariff. The un-interrupted power supply arrangement and the stand-by generators do not cover the GG and Mascot exploration properties
•	Succession planning: The limited availability of mining and other technical skills and experience in Zimbabwe and the difficulty of attracting appropriately skilled employees to Zimbabwe creates a risk that appropriate skills may not be available if, for whatever reason, the current skills base at the Blanket Mine is depleted. The Caledonia management team has been augmented so that, if required, it could provide appropriate support to Blanket if this was required.
•	Country risk: The commercial environment in which the Company operates is unpredictable. Potential risks may arise from unforeseen changes in government policies and regulations relating to exploration and mining activity, military repression and civil disorder, all or any of which may have a material adverse effect on operations (including the ability to export geological samples for assay and analysis on a timely basis) and/or the ability of Caledonia to receive payments. Management believes that it has minimised such risks by complying fully with all relevant legislation and by obtaining all relevant regulatory permissions and approvals.
•	Gold marketing arrangements: In terms of regulations introduced by the Zimbabwean Ministry of Finance in January 2014, all gold produced in Zimbabwe must be sold to Fidelity, a company which is controlled by the Zimbabwean authorities. Accordingly, all of Blanket's production has been sold to Fidelity. Blanket has received all payments due from Fidelity in full and on time. However the requirement to sell to Fidelity increases Blanket's credit risk because Fidelity has failed to pay Blanket in the past.

17.	FORWARD LOOKING STATEMENTS
Information and statements contained in this MD&A that are not historical facts are "forward-looking information" within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited to, Caledonia's current expectations, intentions, plans, and beliefs.  Forward-looking information can often be identified by forward-looking words such as "anticipate", "believe", "expect", "goal", "plan", "target", "intend", "estimate", "could", "should", "may" and "will" or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance.  Examples of forward-looking information in this MD&A include: production guidance, estimates of future/targeted production rates, planned mill capacity increases, estimates of future metallurgical recovery rates and the ability to maintain high metallurgical recover rates, timing of commencement of operations and Caledonia's plans and timing regarding further exploration, drilling and development, the prospective nature of exploration and development targets, the ability to upgrade and convert mineral resources to mineral reserves, capital costs, our intentions with respect to financial position and third party financing and future dividend payments.  This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information.  Such factors and assumptions include, but are not limited to: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralization being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, changes in government regulations, legislation and rates of taxation, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors.

Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements.  Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price, risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected geological or structural formations, pressures, power outages, explosions, landslides, cave-ins and flooding), risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; political risk; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with un-anticipated economic or other factors, risks of increased capital and operating costs, we are affected by environmental, safety or regulatory risks, expropriation, the Company's title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations.  Shareholders are cautioned not to place undue reliance on forward-looking information.  By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur.  Caledonia reviews forward-looking information for the purposes of preparing each MD&A, however Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

18.	CONTROLS
Caledonia maintains adequate systems of internal accounting and administrative controls, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that relevant and reliable financial information is produced.
Management is responsible for establishing and maintaining adequate internal controls over financial reporting ("ICOFR"). Any system of internal controls over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.
At September 30, 2015 we have tested our ICOFR and management has evaluated the effectiveness of Caledonia's internal control over financial reporting and concluded that such internal control over financial reporting was effective and there were no material weaknesses.
As part of their monitoring and oversight role, the Audit Committee performs a review and conducts discussions with management. No material exceptions were noted based on the additional procedures and no evidence of fraudulent activity was found.

19.	QUALIFIED PERSON
Dr. Trevor Pearton, B.Sc. Eng. (Mining Geology), Ph.D. (Geology), Pr.Sci.Nat., F.G.S.S.A., VP Exploration is the Corporation's qualified person as defined by NI 43-101.  Dr. Pearton is responsible for the technical information provided on this MD&A except where otherwise stated.